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                              July 11, 2022

       Mike Logozzo
       Chief Financial Officer
       ReAlpha Asset Management, Inc.
       6515 Longshore Loop, Suite 100
       Dublin, OH 43017

                                                        Re: ReAlpha Asset
Management, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed July 5, 2022
                                                            File No. 024-11523

       Dear Mr. Logozzo:

               We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated June 21, 2022.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No 2. to Offering Statement on Form 1-A

       State Law Exemption and Purchase Restrictions, page iii

   1. We note your disclosure that your common stock is not available for purchase by residents of Massachusetts,
Maryland, Vermont, and West Virginia. With a view toward
                                                        disclosure, please tell
us why the offering is not being made in those states.
       Risk Factors
       "We May Be Required... ", page 9

   2. We note your response to comment 1. Please revise your risk factor and disclosure under
                                                        the    Legal
Proceedings    section to specifically identify the acts and/or practices that the
                                                        Securities Division of
the Office of the Secretary of the Commonwealth of Massachusetts
                                                        found violated the
Massachusetts Uniform Securities Act. Further, please affirmatively
 Mike Logozzo
ReAlpha Asset Management, Inc.
July 11, 2022
Page 2
       state whether you paid the $375,000 administrative fine to the Commonwealth of
       Massachusetts. If material, state the amount of late fees paid to the states of Mississippi,
       Missouri and Utah.
3.     We note your statement that    [a]s of the date of this filing, we sold
approximately $4.468
       million from sources other than our parent company.    Please clarify
this statement.
Legal Proceedings
Ohio Subpoena, page 42

4. Please disclose the stated basis for the subpoena and the requested deposition from the
       Ohio Division of Securities.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Austin Wood at 202-551-5586 or Brigitte Lippmann at 202-551-3713 if
you have questions.



                                                              Sincerely,
FirstName LastNameMike Logozzo
                                                              Division of
Corporation Finance
Comapany NameReAlpha Asset Management, Inc.
                                                              Office of Real
Estate & Construction
July 11, 2022 Page 2
cc:       Molly Brown, Esq.
FirstName LastName